Paul A. McGrath

Phone: 412-257-7603

Fax: 412-257-7605

Via Federal Express and EDGAR

December 21, 2012

Mr. W. John Cash, Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 6, 2012

File No. 0-25032

Dear Mr. Cash:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 28, 2012 regarding the Form 10-K for the fiscal year ended December 31, 2011 filed by Universal Stainless & Alloy Products, Inc. (the “Company”) on March 6, 2012 (the “Form 10-K”). Set forth below are the Staff’s comments and our responses.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Results

Results of Operations, page 14

COMMENT NO. 1:

We note you have implemented a sales price surcharge mechanism to mitigate the effects of fluctuations in raw material prices. In future filings, please quantify and discuss the amount of surcharges included in your results of operations for each period presented. It may be helpful to investors to present and discuss your sales results with and without the effects of surcharges.

RESPONSE:

The Company historically has utilized a sales price surcharge mechanism on certain of its products. The disclosure of the surcharge mechanism is there to acknowledge the risk the Company has to short term raw material price spikes and that a mechanism exists to mitigate the longer term risk in some cases.

Mr. W. John Cash, Branch Chief

Securities and Exchange Commission

December 21, 2012

The application of the sales price surcharge mechanism to any of the Company’s products varies based upon several factors. For example, the surcharges are not calculated uniformly across the various products subject to surcharges. The Company believes that with the number of variables associated with the calculation of applicable surcharges, as well as the other factors discussed below, the amount of surcharges included in our results of operations for a particular period is not meaningful information to our investors, and it would not be helpful to investors to present and discuss the sales results with and without the effects of surcharges.

The Company does not currently track the surcharge associated with each applicable sale. Even within particular product categories, not all products are subject to a surcharge. For example, the sales price surcharge is not applicable to all stainless semi-finished products, finished products and tool steel plate. Further, in our current analysis of our semi-finished product sales, we do not internally differentiate orders that include a sales pricing surcharge and orders that do not include a surcharge. The sales price surcharge also may not be applicable to certain orders due to factors such as the timing of the orders within a particular period, cycle time and a customer’s desire for firm pricing.

In addition, the surcharges applicable to particular products are not reflective of actual material costs. For example, the sales price surcharge may apply to orders that were produced with raw materials that were purchased by the Company outside of the window of time to which the sales price surcharge mechanism applies, in which case the pricing of those orders would not reflect the actual adjustment to raw material pricing which occurred during the particular period in accordance with the sales price surcharge mechanism. Raw materials are purchased as close to the start of production of an order as possible; however, the raw materials are batched and inventory counts are taken periodically, which may indicate that certain raw materials may not be required to be ordered for the Company to fill a particular order at that time. In addition to the raw material inventory, there is a constant flow of revert materials that are separated during the manufacturing process and transferred back to the raw material inventory, requiring less demand to purchase raw materials for the orders that are about to begin production from time to time.

Even though the sales price surcharge may be applicable to certain orders during a particular period, a quantification of the surcharges during the period would not necessarily be representative of the overall effectiveness of the mechanism. Products that began the manufacturing process at the same time but were not subject to the surcharge for any reason would cloud any analysis of the surcharges that were applicable to similar products sold during the period and distort the usefulness of quantitative information relating to the overall impact of the surcharges. Currently, the Company does not segregate the sales that include surcharges from sales that do not. Fluctuation in product mix from period to period and variation in raw material sourcing are among the factors which generally prevent the generation of information by which the Company or an investor could draw a meaningful conclusion regarding the impact of surcharges on our results of operations for a particular period. The disclosure of the sales price surcharge for a particular period may be somewhat misleading when trying to compare or analyze it to other disclosures such as cost of goods sold or raw material costs.

Mr. W. John Cash, Branch Chief

Securities and Exchange Commission

December 21, 2012

For these reasons, the Company does not believe that additional disclosure as requested in the Staff’s comment would provide meaningful information to our investors. In future filings, to the extent that circumstances change, the Company will consider whether the impact of surcharges is quantifiable and, if so, whether a discussion of the amount of surcharges included in the Company’s results of operations for periods presented in such filings would be beneficial to investors.

*        *        *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these matters, or if I can provide you with any other information that will facilitate your review of the Form 10-K, the Proxy Statement and the Form 10-Q, please contact me at 412-257-7603.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Paul A. McGrath
Paul A. McGrath
Vice President of Administration,
General Counsel and Secretary